Chimera Investment Corporation
520 Madison Ave, 32nd Floor
New York, NY 10022

August 19, 2021

VIA EDGAR

Mr. Eric McPhee

Division of Corporation Finance
Office of Real Estate and Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chimera Investment Corporation
Form 10-K
Filed February 18, 2021
File No. 001-33796

Dear Mr. McPhee:

On behalf of Chimera Investment Corporation (“we”, “our” or the “Company”), set forth below is our response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated August 9, 2021 in which you provided comments to the reports referenced above.

For your convenience, we have reproduced your comment followed by our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2020

Results of Operations for the Years Ended December 31, 2020, 2019 and 2018.
Core Earnings, page 56

1.We note your disclosure of core earnings and core earnings per adjusted diluted common share. This non-GAAP measure includes adjustments for various realized and unrealized gains (losses) and loan loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title these measures as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

Response:

In response to the Staff’s comment, starting with our Q3 2021 earnings release we will rename our core earnings measure “Earnings Available for Distribution.” We will include disclosure regarding how Earnings Available for Distribution can serve as a useful indicator for investors in evaluating the Company’s performance and its ability to pay dividends. We will also include disclosure on how Earnings Available for Distribution is different from REIT taxable income.

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In connection with responding to your comments, we acknowledge that:

a.the Company is responsible for the adequacy and accuracy of the disclosures in its filing
b.SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
c.the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-626-2300 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ Subramaniam Viswanathan
Subramaniam Viswanathan
Chief Financial Officer
Chimera Investments Corporation
520 Madison Avenue
32nd Floor
New York, NY 100022
(212)-626-2300 (Tel)

cc: Mohit Maria, Chief Executive Officer and Chief Investment Officer
Phil Kardis, Chief Legal Officer and Secretary